Exhibit 3.1
SARATOGA INVESTMENT CORP.
ARTICLES OF AMENDMENT
     Saratoga Investment Corp., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
          FIRST: At 11:59 p.m. on August 12, 2010 (the “Effective Time”), each ten shares of Common Stock, par value $0.0001 par value (“Common Stock”), that are issued and outstanding immediately prior to the Effective Time shall be combined into one share of Common Stock. No fractional shares of Common Stock of the Corporation will be or remain issued upon such amendment and each stockholder otherwise entitled to a fractional share shall be entitled to receive in lieu thereof cash in an amount equal to the product of the fraction of a share multiplied by the closing price of the Common Stock as reported by the New York Stock Exchange on the date of the Effective Time.
          SECOND: Immediately after the Effective Time, the charter of the Corporation is hereby amended by deleting existing Section 6.1 of Article VI in its entirety and substituting in lieu thereof a new Section 6.1 of Article VI to read as follows:
Section 6.1 Authorized Shares. The Corporation has authority to issue 100,000,000 shares of stock, initially consisting of 100,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”). The aggregate par value of all authorized shares of stock having par value is $100,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board of Directors and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.
          THIRD: Each 10 shares of Common Stock of the Corporation outstanding immediately prior to the effective time of these Articles of Amendment is hereby reverse split into one share of Common Stock.
          FOURTH: The amendment to the charter of the Corporation as set forth above was approved by the Board of Directors of the Corporation and was limited to a change expressly authorized by Section 2-309(e)(2) of the Maryland General Corporation Law without action by the stockholders of the Corporation.

          FIFTH: There has been no increase in the authorized stock of the Corporation effected by the amendment to the charter of the Corporation as set forth above.
     The undersigned Chief Executive Officer and President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer and President acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
     IN WITNESS WHEREOF, said Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer and President and attested to by its Secretary on this 11th day of August, 2010.
ATTEST:

/s/ Richard A. Petrocelli	By:	/s/ Christian L. Oberbeck

Richard A. Petrocelli		Christian L. Oberbeck
Secretary		Chief Executive Officer and President